Exhibit 99.1

ICON Issues Financial Guidance for Full Year 2019

Highlights

  Full Year 2019 Revenue guidance in the range of $2,735 - $2,835 million, representing growth of 5.2 – 9.0%.
  Full Year 2019 Earnings per share guidance in the range of $6.69 - $6.89, representing growth of 10.6 – 13.9%.
  Announces intention to repurchase up to 1 million shares during 2019.
  Reaffirming 2018 guidance of revenue in the range of $2,560 – $2,640 million and earnings in the range of $5.98 - $6.12.

DUBLIN--(BUSINESS WIRE)--January 8, 2019--ICON plc (NASDAQ: ICLR), a global provider of drug development solutions and services to the pharmaceutical, biotechnology and medical device industries, today announced its financial guidance for the year ended December 31, 2019. For the full year 2019 revenue is expected to be in the range of $2,735 - $2,835 million, representing growth of 5.2 – 9.0% and earnings per share is expected to be in the range of $6.69 - $6.89, representing growth of 10.6 – 13.9%.

CEO Steve Cutler commented “We expect 2019 to be another robust year of revenue and earnings progression for ICON. Supported by a positive business win trend of a trailing twelve month book to bill of 1.28x, we expect revenue to grow by 5.2 – 9.0% to a range of $2,735 - $2,835 million. Furthermore, through our continued focus on efficiency and leveraging our global support infrastructure, we expect earnings per share to increase by 10.6 – 13.9% to a range of $6.69 - $6.89. In addition to this organic growth, we feel we have the strongest balance sheet in the industry and will continue to focus on deploying capital to maximise shareholder value through a combination of M&A and share repurchases.”

The full year 2019 financial guidance assumes:

  US dollar to Euro exchange rate of $1.16.
  An effective tax rate of circa 12%.
  Circa $300 million of free cash flow and capital expenditures of circa $55 million.
  Share repurchases of up to 1 million shares to be executed opportunistically during 2019 depending on cash commitments to support M&A pipeline, no additional earnings benefit included in guidance.

With respect to 2018, the company reaffirmed its current guidance of revenue in the range of $2,560 – $2,640 million and earnings in the range of $5.98 - $6.12.

In addition, the company repurchased $72 million worth of shares in Q4 2018.

ICON will be presenting at the JP Morgan Healthcare Conference on January 8th at 7:30am PT (10:30am EST, 3:30pm Ireland & UK). This presentation and follow-on Q&A can be accessed live from the ICON website at http://investor.iconplc.com. A recording will also be available on the website following the call.

This press release contains forward-looking statements. These statements are based on management's current expectations and information currently available, including current economic and industry conditions. These statements are not guarantees of future performance or actual results, and actual results, developments and business decisions may differ from those stated in this press release. The forward-looking statements are subject to future events, risks, uncertainties and other factors that could cause actual results to differ materially from those projected in the statements, including, but not limited to, the ability to enter into new contracts, maintain client relationships, manage the opening of new offices and offering of new services, the integration of new business mergers and acquisitions, as well as economic and global market conditions and other risks and uncertainties detailed from time to time in SEC reports filed by ICON, all of which are difficult to predict and some of which are beyond our control. For these reasons, you should not place undue reliance on these forward-looking statements when making investment decisions. The word "expected" and variations of such words and similar expressions are intended to identify forward-looking statements. Forward-looking statements are only as of the date they are made and we do not undertake any obligation to update publicly any forward-looking statement, either as a result of new information, future events or otherwise. More information about the risks and uncertainties relating to these forward-looking statements may be found in SEC reports filed by ICON, including its Form 20-F, F-1, S-8 and F-3, which are available on the SEC's website at http://www.sec.gov.

ICON plc is a global provider of drug development solutions and services to the pharmaceutical, biotechnology and medical device industries. The company specialises in the strategic development, management and analysis of programs that support clinical development - from compound selection to Phase I-IV clinical studies. With headquarters in Dublin, Ireland, ICON currently, operates from 93 locations in 37 countries and has approximately 13,680 employees. Further information is available at www.iconplc.com.

ICON/ICLR-F

CONTACT:
Investor Relations
1-888-381-7923

Brendan Brennan
Chief Financial Officer
+ 353 –1-291-2000

Jonathan Curtain
Vice President Corporate Finance and Investor Relations
+1 215-616-3000